Filed by ev3 Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: FoxHollow Technologies, Inc.
Commission File No. 000-50998
The following are slides used in the conference call hosted by ev3 Inc. (“ev3”) and FoxHollow Technologies, Inc. (“FoxHollow”) on Monday, July 23, 2007 at 8:30 a.m., Eastern time, to discuss the proposed transaction pursuant to the terms of the Agreement and Plan of Merger dated as of July 21, 2007 among ev3, Foreigner Merger Sub, Inc. and FoxHollow, and ev3’s second fiscal quarter financial results. These slides will also be used in other investor presentations by ev3 Inc. and FoxHollow to discuss the proposed transaction.

CREATING A GLOBAL LEADER IN ENDOVASCULAR DEVICES Webcast Presentation July 23, 2007

This presentation contains "forward-looking statements" about ev3 and FoxHollow within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving ev3 and FoxHollow, including the potential accretion of the transaction to ev3, potential synergies and cost savings and the timing thereof, future financial and operating results, the expected timing of the completion of the transaction, the combined company's plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," or words of similar meaning and any other statements that are not historical facts. Such forward- looking statements are based upon the current beliefs and expectations of ev3's and FoxHollow's management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of ev3 and FoxHollow. Actual results may differ materially from the results anticipated in these forward-looking statements. Forward-Looking Statements

Forward-Looking Statements (continued) The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward- looking statement: general business and economic conditions; the ability to obtain governmental approvals of the transaction on a timely basis; the failure of FoxHollow stockholders to approve the transaction; the competitive environment; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of ev3 and FoxHollow may not be combined successfully, or such combination may take longer, be more difficult, time- consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including physicians, providers and distributors. Additional factors that could cause ev3's and FoxHollow's results to differ materially from those described in the forward- looking statements can be found in ev3's and FoxHollow's Annual Reports on Form 10-K for the year ended December 31, 2006, and ev3's Quarterly Report on Form 10-Q for the quarter ended April 1, 2007 and FoxHollow's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, which are filed with the Securities and Exchange Commission and available at the SEC's web site at www.sec.gov. The information set forth herein speaks only as of the date hereof, and ev3 and FoxHollow disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this presentation.

Presenters Jim Corbett President and CEO ev3 Pat Spangler CFO and Treasurer ev3 Dr. John Simpson Founder and CEO FoxHollow Technologies Duke Rohlen President of Strategic Operations FoxHollow Technologies

Jim Corbett President and CEO ev3

Transaction Overview

Purchase Consideration	1.45 ev3 shares and $2.75 in cash for each FoxHollow share valued at $25.92 per share, for approximate total consideration of $780 million, based on the companies' closing stock prices on July 20, 2007
Pro Forma Ownership	ev3: 59% FoxHollow: 41%
Board / Management	Chairman and CEO: Jim Corbett Vice Chairman and Chief Scientist: John Simpson, M.D., Ph.D ev3: Six Directors FoxHollow: Four Directors
Approvals	FoxHollow stockholders, customary closing conditions and anti-trust clearance, including HSR Warburg Pincus and The Vertical Group, together owning 56.8% of ev3 shares, have approved ev3's issuance of shares in connection with the transaction and the amendment to ev3's amended and restated certificate of incorporation to increase the number of shares of common stock ev3 is authorized to issue Certain FoxHollow stockholders including Dr. John Simpson and Merck, together owning 31.7% of FoxHollow shares have agreed to vote in favor of transaction
Anticipated Timing to Close	Fourth Quarter of 2007

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Creating a Global Leader in Endovascular Device Market

ev3 THE ENDOVASCULAR COMPANY FOXHOLLOW

- Creates broad competitive position in the growing markets for peripheral vascular and neurovascular products
  - Complementary product offering
  - Leveraging combined experienced sales force
  - Capitalizing on global markets
- Combined product portfolio will have wide spectrum of endovascular treatments for peripheral and neurovascular diseases including:
  - ev3 peripheral: Stents, PTA balloons, embolic protection devices
  - FoxHollow: Atherectomy and thrombectomy technologies
  - ev3 neurovascular: Neuro coils, liquid embolics, neuro stents, PTNA
  - Strong new product and clinical pipeline
- Significant financial benefits expected
  - Cost savings
  - Revenue synergies
  - Stronger cash flow will add resources for R&D

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Powerful Strategic Logic Driving revenue growth by increased scope and scale Brings together two experienced sales forces with well-established relationships to leverage selling opportunities Enhanced R&D and clinical research to bring products to market faster Ability to leverage infrastructure to drive profitability gains Greater Critical Mass Expand FoxHollow's technology into ev3's international selling organization Geographic Fit One of the broadest and most technologically advanced product offerings Positioned to meet vast majority of the needs of endovascular specialists Expansive Product Portfolio A leading global endovascular device company projected to have $585- $615 million in sales in 2008 Creates Industry Leader Stronger cash flow will add resources for R&D R&D

Powerful Financial Logic Significant Revenue Synergies 2008 revenue of $585-$615 million; EPS of $0.60 - $0.70* 2009 revenue of $700-750 million; EPS of $0.90 - $1.10* Market capitalization of $1.7 billion Projected cost savings in excess of $40 million per year Expense reductions in most cost categories Enhanced profitability Significant Cost Synergies Cross-selling of portfolio to expanded customer base Utilize ev3 global presence to launch SilverHawk internationally * Further described in guidance Enhanced Financial Profile

The Peripheral Market Opportunity Carotid Renals Iliac Tibial/ Lower Leg SFA ev3 Participation 2003 Total Market: $2B >10% ev3 Participation 60% 2005 Total Market: $2.5B Expanding Product Portfolio 70% Combined Company Participation

Diverse Endovascular Product Offering

ev3 THE ENDOVASCULAR COMPANY | FOXHOLLOW

Combination Facilitates Physician Choice Amongst Variety of Treatment Alternatives

Stents
- Everflex
- Everflex Long
- Nanoflex*
- Primus
- Protégé Rx
- Protégé Biggs

Embolic Protection
- SpiderFX

Atherectomy
- SilverHawk Plaque Excision System
- TurboHawk
- RockHawk
- NightHawk

Best-in-Class Solutions For Peripheral Vascular Disease

PTA
- .014
- .018
- .035
- Longs and large diameters

Procedure Support / Other
- Wires
- Snares
- Infusion catheters

Thrombectomy
- Rinspirator Removal System

* Pending 510(k) approval

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Dr. John Simpson Founder and CEO FoxHollow Technologies

FoxHollow Overview Platform technology for the minimally-invasive treatment of Peripheral Artery Disease (PAD) using a unique disposable catheter-based system to remove plaque from the arteries Product Overview: SilverHawk: Received 510(k) clearance in June 2003 and commenced a formal launch in early 2004 SilverHawk SXL: Recently launched line extension with increased tissue collection capacity TurboHawk: Allows for increased collection capacity and reduced procedure time RockHawk: Currently in development; technology optimized for the treatment of calcified lesions NightHawk: Currently in development; catheter that incorporates real-time, on-board imaging for SilverHawk using proprietary light-based technology (OCT) Rinspirator Thrombus Removal System: Device used to simultaneously rinse and aspirate thrombi (blood clots) from coronary and peripheral vessels Sales and Marketing Call points include vascular surgeons, interventional cardiologists, and interventional radiologists 163 sales representatives and 40 peripheral vascular consultants (PVCs) Merck collaboration agreement Analysis of atherosclerotic plaque removed from patient arteries with the goal of identifying new biomarkers for atherosclerotic disease progression Approximately 100% of revenues generated in the United States ev3 is the Ideal Partner for FoxHollow ev3's infrastructure and product breadth is a complementary fit for FoxHollow ev3's strong international distribution networks can bring FoxHollow's SilverHawk technology to markets outside the U.S. Combination of FoxHollow's innovative technologies with ev3's broader product line creates a comprehensive portfolio to meet a vast majority of the needs of endovascular specialists Greater financial resources enhance R&D investment and clinical research and will enable new products to come to market faster ev3 shares our unique, innovation-driven culture

Jim Corbett President and CEO ev3

Guidance Revenues: 2008: In the range of $585-$615 million 2009: In the range of $700-$750 million Projected EPS*: 2008: In the range of $0.60 - $0.70 2009: In the range of $0.90 - $1.10 Including the impact of new and existing amortization expense, excluding the impact of one-time costs related to the transaction; EPS guidance is based on pro forma, post merger, shares outstanding of approximately 107 million. ev3's guidance currently anticipates no provision for U.S. Federal or State income taxes, and an approximately $1.0 million provision for foreign taxes. As a result of ev3's existing $468.8 million in U.S and foreign gross net operating loss carryforwards ("NOLs"), the company does not expect to pay U.S. Federal income taxes in 2008 or the foreseeable future. In the event that ev3 deems it necessary to record a provision for U.S. Federal taxes, the company expects that the tax rate would be approximately 35 percent.

Important Additional Information for Investors and Stockholders This communication is being made in respect of the proposed business combination involving ev3 and FoxHollow. In connection with the proposed transaction, ev3 intends to file with the SEC a registration statement on Form S-4, containing an information/proxy statement- prospectus and other relevant materials and each of ev3 and FoxHollow plan to file with the SEC other documents regarding the proposed transaction. The final information/proxy statement-prospectus will be mailed to the stockholders of ev3 and FoxHollow. INVESTORS AND SECURITY HOLDERS OF EV3 AND FOXHOLLOW ARE URGED TO READ THE INFORMATION/PROXY STATEMENT-PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EV3, FOXHOLLOW AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the information/proxy statement-prospectus (when available) and other documents filed with the SEC by ev3 and FoxHollow at the SEC's web site at www.sec.gov. Free copies of the registration statement and the information/proxy statement-prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to ev3, Attention: Investor Relations Dept., telephone: (763) 398-7000; or at ir@ev3.net or to FoxHollow, Attention: Investor Relations Dept., telephone (650) 421-8449, or at investorrelations@foxhollowtech.com. In addition, investors and security holders may access copies of the documents filed with the SEC by ev3 on ev3's website at www.ev3.net, and investors and security holders may access copies of the documents filed with the SEC by FoxHollow on FoxHollow's website at www.foxhollowtech.com.

Participants in the Solicitation ev3, FoxHollow and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of FoxHollow in respect of the proposed transaction. Information regarding ev3's directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 14, 2007 and the proxy statement for ev3's 2007 Annual Meeting of Stockholders, filed with the SEC on April 16, 2007. Information regarding FoxHollow's directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 13, 2007 and the proxy statement for FoxHollow's 2007 Annual Meeting of Stockholders, filed with the SEC on April 30, 2007. If and to the extent that any of the ev3 or FoxHollow participants will receive any additional benefits in connection with the merger that are unknown as of the date of this filing, the details of those benefits will be described in the definitive information/proxy statement-prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of ev3's and FoxHollow's directors and executive officers in the merger by reading the definitive information/proxy statement-prospectus when it becomes available.

Use of Non-GAAP Financial Measures In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), ev3 uses the non-GAAP financial measures, such as "adjusted EPS" as supplemental measures of performance and believes these measures facilitate operating performance comparisons from period to period and company to company by factoring out potential differences caused by variations in capital structure, tax positions, depreciation, non-cash charges and certain large and unpredictable charges. ev3 also believes that the presentation of these measures provides useful information to investors in evaluating the company's operations, period over period. Non-GAAP measures have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the company's results as reported under GAAP. When analyzing ev3's operating performance, investors should not consider these non-GAAP measures as a substitute for net income (loss) prepared in according with GAAP.

CREATING A GLOBAL LEADER IN ENDOVASCULAR DEVICES Webcast Presentation July 23, 2007